

August 23, 2011

Via E-mail
Anthony J. Alexander
Chief Executive Officer
FirstEnergy Corp.
76 South Main Street
Akron, OH 44308

> **Re: FirstEnergy Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 16, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 2, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2011**
> **File No. 333-21011**

Dear Mr. Alexander:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements, page 140

Consolidated Statements of Common Stockholders' Equity, page 142

1.   We note the existence of a non-controlling interest in your capital structure. Please tell us whether you considered disclosing the amounts of consolidated net income and

consolidated comprehensive income attributable to both the controlling and non-controlling interest in your consolidated statements of common stockholders' equity. Also, please tell us whether you considered providing a reconciliation for the beginning and the end of the period carrying amount of equity attributable to controlling and non-controlling interests in your consolidated statements of common stockholders' equity. Please refer to ASC 220-10-45-5, 220-10-45-8, 810-10-50-1A(a) and 810-10-50-1A(c).

2. Summary of Significant Accounting Policies, page 179

(c) Earnings Per Share of Common Stock, page 181

2.   Please tell us how you disclosed the amount of securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been anti-dilutive for the periods presented. Refer to ASC 260-10-50-1.

3. Pension and Other Postretirement Benefit Plans, page 185

3.   Please tell us whether you considered providing disclosure of the beginning and ending balances of the benefit obligation and fair value of plan assets for FES and the Utilities. Please refer to 715-20-50-1. Please tell us your basis for exclusion.

4.   Please tell us the significance of remeasurement of your qualified pension plan as was done as of August 31, 2009. Please tell us the impact on your required disclosures as a result of your elective remeasurement. Please tell us whether you anticipate the $250 million voluntary contribution in 2011 will result in a decision to re-measure and the accounting and disclosure implications of that election.

4. Stock Based Compensation, page 192

5.   We note that restricted stock, restricted stock units and performance unit awards earn dividends equivalents. Please tell us whether dividend equivalents credited to unvested awards are forfeitable and if not, whether the two-class method of computing earnings per share is necessary. Please refer to ASC 260-10-45-61A.

7. Leases, page 212

6.   We note that you recognized above-market lease liabilities for the Beaver Valley Unit 2
          and the Bruce Mansfield Plant. In this regard, please tell us why the above-market lease
          liabilities included in Note seven on page 214 differ from the amounts included in the
          consolidated balance sheets as of December 31, 2010 and 2009.

14. Commitments, Guarantees and Contingencies, page 235

(C) Environmental Matters, page 237

7.   We note your disclosure that you cannot predict the outcome of certain environmental
          matters and what further actions, if any, or the costs or the timing thereof, that may be
          required with respect to the matters. Please tell us whether it was possible to make an
          estimate of reasonably possible losses or range of loss in excess of amounts accrued. For
          those contingencies where you are unable to estimate the possible loss or range of loss,
          provide an affirmative statement that such an estimate cannot be made. In addition, for
          those matters where you are unable to estimate the possible loss or range of loss, please
          tell us the procedures you undertake on a quarterly basis to attempt to develop a range of
          reasonably possible loss for disclosure. Please refer to ASC 450-20-50.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Combined Notes to the Consolidated Financial Statements, page 27

2. Merger, page 27

8.   Reference is made to your March 3, 2011 correspondence to the staff regarding Purchase
          Accounting-FirstEnergy Corp. Acquisition of Allegheny Energy, Inc. To the extent such
          correspondence has not been filed via EDGAR, please include your correspondence in
          your response to the preceding comments on your December 31, 2010 Form 10-K.   In
          regards to the content of your submission, please answer in detail the following
          questions:

    •   How you propose to treat any gain or loss upon future refinancing of Allegheny debt for
         regulatory purposes and in regulatory filings;

    •   The consideration given to not recording a fair value adjustment on the debt, as opposed
         to recording a regulatory offset and subjecting it to ASC 980;

    •   The extent to which a "hypothetical" capital structure would differ materially from what
         has been the historical capital structure of the specific Allegheny subsidiary; and

- How amortization of the fair value adjustments on the debt will be treated in regulatory filings and whether such amortization will be included in the determination of achieved rate of return.

Definitive Proxy Statement on Schedule 14A

9.   In future filings please provide shareholders with a Notice of Internet Availability of Proxy Materials pursuant to Proxy Rule 14a-16(d), including how a security holder may request a paper copy of the proxy materials at no charge and the date by which they should make the request to facilitate timely delivery. In this regard, we note that you appear to provide this information in your letter to shareholders; however, it does not appear under the proper heading or contain all of the information that is required pursuant to Rule 14a-16(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3849 if you have any questions regarding our comments or any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant